UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2017

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to

Commission file number 0-51813

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Liquidity Services, Inc. 401k Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD. 20814

Liquidity Services, Inc. 401k Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Liquidity Services, Inc. 401K Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Liquidity Services, Inc. 401K Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2008.
Tysons, Virginia
June 21, 2018

Liquidity Services, Inc. 401k Profit Sharing Plan
Statement of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments, at fair value	$50,389,318	$40,930,576
Receivables:
Employer contributions	—	61,152
Participant contributions	—	—
Notes receivable from participants	823,831	841,637
Total receivables	823,831	902,789
Total assets	51,213,149	41,833,365
Net assets available for benefits	$51,213,149	$41,833,365

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Contributions:
Participants	$3,374,959
Employer	1,532,023
Rollovers	387,027
Total contributions	5,294,009

Investment income
Dividend and interest income	2,689,375
Net realized and unrealized appreciation in the fair value of investments	5,425,539
8,114,914

Interest income from notes receivable from participants	38,300
Total additions	13,447,223

Deductions
Benefits paid	4,055,590
Professional and loan fees	11,849
Total deductions	4,067,439
Net increase	9,379,784

Net assets available for benefits
Beginning of year	41,833,365
End of year	$51,213,149

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

1. Description of Plan

General

The following description of the Liquidity Services, Inc. 401k Profit Sharing Plan (the Plan) provides only general information. Liquidity Services, Inc. (the Company) is the plan sponsor. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering substantially all US employees of Liquidity Services, Inc. (the Company or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (Code) as amended by the Tax Reform Act of 1986 and subsequent legislation. Except for the exclusions noted within the Basic Plan Document No. 17 and Adoption Agreement No. 001, all employees age eighteen and older are eligible to contribute to the Plan beginning on the first of the month following the date of hire.

Contributions

Participants may contribute, on a pre-tax or after-tax basis, up to 70% of their eligible earnings up to the maximum amount allowable by the Code ($18,000 for both 2017 and 2016). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from other qualified plans are permitted. Participants direct the investment of their contribution into various investment options offered by the Plan.
The plan is a safe harbor 401(k) plan. Employer safe harbor matching contributions will equal 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation, contributed to the Plan as deferral contributions. Participants will be 100% vested in these employer safe harbor matching contributions when they are made. Participants are given written notice describing their rights and obligations under the Plan generally 30 days to 90 days prior to the beginning of Plan Years for which contributions will be made. Compensation for purposes of determining contributions is based on wages paid during a plan year.
The Company may also make a discretionary contribution. No such contributions were made in 2017.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the allocations of the Plan earnings. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions and the Company’s matching contributions plus actual earnings thereon, and such amounts are nonforfeitable. Participants are fully vested in the Company’s discretionary contributions after three years.
Payment of Benefits
On termination of service due to death, total disability, or retirement, a participant’s account shall be distributed in a lump-sum payment equal to the value of the participant’s account balance. Upon reaching age 59 ½, participants are permitted to withdraw upon request all or any portion of their account balance. On termination of employment, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Subject to certain restrictions, participants may also withdraw from their account for financial hardships. Upon distribution of benefits to a participant, any unvested amounts are forfeited to the Plan and may be used to reduce future Company contributions. As of December 31, 2017 and December 31, 2016, the balance of forfeited funds was $3,751 and $61,443, and forfeitures used to reduce Company contributions for 2017 and 2016 were approximately $60,297 and $0. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

1. Description of Plan (continued)

Investment Funds

At December 31, 2017 and 2016, all Plan investments were held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund allows real time stock processing and may also hold cash in order to process transactions, although this is expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. The plan limits the amount a participant can contribute to the Company Stock Fund to 30%. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 30% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.

Participant Loans

During the 2017 Plan year there was a Plan change that limits employees to only one loan. Participants that had more than one loan at the time of this change were permitted to retain multiple loans. However, these participants may not enter into new loans until they pay off their existing loans, and at that time will be bound by the one loan limit. Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of their account balance per the provisions set forth in the Plan document. Loans are issued with repayment terms that do not exceed 60 months, are secured by the balance in the participant’s account, and bear interest at the prime rate as reported by Thomson Reuters plus 1%. In the event the loan proceeds are to be applied to the purchase of the applicant’s primary residence, the loan duration may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as professional and loan fees and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Mutual funds and Company stock are valued based on quoted market prices in an active market. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized and unrealized appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

3.                                      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs to the valuation methodology are unobservable inputs for the asset or liability (i.e., supported by little or no market activity) and significant to the fair value measurement.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

We value our mutual funds and company stock held at fair value using the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds and company stock that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and company stock held by the Plan are actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Company stock	$148,437	$—	$—	$148,437
Mutual funds	50,240,881	—	—	50,240,881
Total assets at fair value	$50,389,318	$—	$—	$50,389,318

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Company stock	$249,036	$—	$—	$249,036
Mutual funds	40,681,540	—	—	40,681,540
Total assets at fair value	$40,930,576	$—	$—	$40,930,576

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Investment Risks

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant’s account balance and the amounts reported in the statement of net assets available for benefits.

6. Parties-in-interest Transactions

The Plan holds mutual funds managed by Fidelity Management Trust Company, the trustee and record keeper for the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as parties-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule

Liquidity Services, Inc. 401k Profit Sharing Plan
EIN: 52-2209244

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Prudential Jennison Mid-Cap Growth Fund	Mutual Fund	*	$1,009,843
T. Rowe Price New Horizons	Mutual Fund	*	4,326,536
PIMCO Total Return Fund Administrative Class	Mutual Fund	*	1,800,908
Invesco Diversified Dividend Fund R6 Class	Mutual Fund	*	787,830
PIMCO Real Return Fund Institutional Class	Mutual Fund	*	439,104
Harbor International Investor Class	Mutual Fund	*	1,610,086
Delaware Small Cap Value Fund Institutional Class	Mutual Fund	*	780,058
Invesco Developing Markets Fund Institutional Class	Mutual Fund	*	495,754
Virtus Ceredex Mid-Cap Value Equity Fund Class R6	Mutual Fund	*	1,151,600
Liquidity Services
Liquidity Services**	Company stock	*	147,493
Stock Purchase Account***	Company stock	*	944
Fidelity Puritan Fund**	Mutual Fund	*	4,015,485
Fidelity Money Market Trust Retirement**	Mutual Fund	*	3,149,590
Spartan Extended Market Index Fund	Mutual Fund	*	1,073,721
Spartan International Index Fund	Mutual Fund	*	710,086
Spartan 500 Index Fund	Mutual Fund	*	6,033,520
Fidelity Contrafund K**	Mutual Fund	*	1,684,286
Fidelity Dividend Growth Fund K**	Mutual Fund	*	3,969,355
Fidelity OTC K**	Mutual Fund	*	3,388,337
Fidelity US Bond Index PR**	Mutual Fund	*	403,323
Fidelity Freedom INC K**	Mutual Fund	*	408,505
Fidelity Freedom 2005 K**	Mutual Fund	*	3,140
Fidelity Freedom 2010 K**	Mutual Fund	*	107,823
Fidelity Freedom 2015 K**	Mutual Fund	*	267,754
Fidelity Freedom 2020 K**	Mutual Fund	*	1,896,607
Fidelity Freedom 2025 K**	Mutual Fund	*	2,038,284
Fidelity Freedom 2030 K**	Mutual Fund	*	1,280,831
Fidelity Freedom 2035 K**	Mutual Fund	*	1,321,460
Fidelity Freedom 2040 K**	Mutual Fund	*	1,813,629
Fidelity Freedom 2045 K**	Mutual Fund	*	1,498,142
Fidelity Freedom 2050 K**	Mutual Fund	*	2,046,336
Fidelity Freedom 2055 K**	Mutual Fund	*	691,178
Fidelity Freedom 2060 Fund**	Mutual Fund	*	37,770
			50,389,318

Liquidity Services, Inc. 401k Profit Sharing Plan
EIN: 52-2209244

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Participant loans**	Interest rates from 4.25% to 5.25%; varying maturities		823,831

	Total investments		$51,213,149

*   Cost information is not required. All assets are participant directed.

** Represents a party-in-interest

*** The stock purchase account may consist of the stock fund and or the Fidelity Cash Reserves and is a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in this fund.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Liquidity Services, Inc. 401(k) Profit Sharing Plan (on behalf of Liquidity Services, Inc. 401k Profit Sharing Plan)

Date: June 21, 2018

By:	/s/ MICHAEL LUTZ
Michael Lutz
Trustee